AB ✱
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UNI [redacted]
SECURITIES AND [redacted]
Washington, D.C. 20549

09057580

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67681

SEC Mail Processing Section

FEB 25 2009

Washington, DC 103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/25/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington (City) Delaware (State) 19803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo 302-477-6076
(Area Code -Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name –*if individual, state last, first, middle name)*

Two Commerce Square, Suite 1700, 2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2009 SA
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Macedo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DuPont Capital Management Marketing Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY A. MAIER
Notary Public
STATE OF DELAWARE
My Commission Expires 03-08-2010

Subscribed and sworn to before me this 27 Feb 09

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DuPont Capital Management Marketing Corporation

(a wholly owned subsidiary of DuPont
Capital Management Corporation)

Statement of Financial Condition
December 31, 2008

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

DuPont Capital Management Marketing Corporation
(a wholly owned subsidiary of DuPont Capital Management Corporation)
Index
December 31, 2008

Page(s)

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
DuPont Capital Management Marketing Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 12, 2009

DuPont Capital Management Marketing Corporation
(a wholly owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 469,765
Accrued interest receivable	12
Receivable from affiliates	99,795
Other assets	5,569
Total assets	$ 575,141
Liabilities and Stockholder's Equity	
Liabilities	
Due to affiliate	$ 84,761
Accrued expenses	20,000
Total liabilities	104,761
Stockholder's equity	
Common stock, $.001 par value; 1,000 shares authorized, issued and outstanding	1
Additional paid-in capital	651,999
Accumulated deficit	(181,620)
Total stockholder's equity	470,380
Total liabilities and stockholder's equity	$ 575,141

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007.

The Company's sole business is to provide private placement agent services to its parent company, DuPont Capital Management Corporation. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The Company's statement of financial condition does not necessarily reflect what might have occurred had the Company operated independent of its parent company.

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include an investment in a U.S. Treasury money market fund and a checking account with a cash management feature that invests excess cash overnight in a U.S. Government money market fund. Both funds are highly liquid.

Accrued Interest Receivable

Accrued interest receivable represents the amount of interest income credited to the Company's checking account balance on the first business day of the month following the month in which the interest was earned.

Receivable from Affiliates

Receivable from affiliates represents the Company's accrued tax benefit. This tax benefit will be used by its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company").

Other Assets

Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2009 calendar year.

Income Taxes

The Company is included in the consolidated federal income tax returns filed by the DuPont Company. DuPont Company allocates current and deferred federal income tax expense as if each member of the group were a separate taxpayer. The amount of current and deferred taxes receivable or payable are recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax accruals with its subsidiaries.

DuPont Company's practice is to record and settle state income taxes at the corporate level, with no state tax recorded on the accounting records of its subsidiaries.

As of December 31, 2008, the Company has a current tax asset of $99,795 included in Receivable from affiliates. In the absence of DuPont Company's settlement practice, the Company potentially may not be able to recognize reflected benefits in whole or in part.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2008. Actual results could differ from those estimates.

3. Related Party Transactions

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2008, a payable of $84,761 was recorded. Services provided under the expense sharing agreement include salaries and benefits for DCM employees to the extent they provide support to the Company; Systems Operations and Development; Telecommunications; Corporate Services including payroll, human resources, business continuity; Operating Supplies; Travel; Training; Publications; and Miscellaneous costs.

The expense sharing agreement also stipulates that DCM is responsible for the formation and organizational costs of DCMM. DCM incurred $131,993 in formation and organizational costs in connection with DCMM.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. The Company bears the cost of commissions paid to registered representatives in connection with sales of interests in the fund for the first 36 months of the each fund's operation.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by E.I. du Pont de Nemours and Company ("DuPont Company"). DuPont Company allocates current and deferred federal income tax as if each member of the group were a separate taxpayer. Current and deferred taxes receivable or payable are recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. As of December 31, 2008, there are no deferred tax assets or deferred tax liabilities.

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained.

5. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market funds, which are not federally insured.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 12.5% of aggregate indebtedness during its first year of operation or $5,000, whichever is greater. Subsequent to the first year of operation, the Company's requirement may not be less than 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 8 to 1 during the first year of operation and 15 to 1 thereafter. At December 31, 2008, the Company had net capital of $337,481, which was $330,497 in excess of its requirement of $6,984. The Company's net capital ratio was .31 to 1. The Company was in compliance with the 12.5% of aggregate indebtedness net capital requirement during its first twelve months of operation.

7. Fair Value of Financial Instruments

The Financial Accounting Standards Board issued Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about its measurements. The Statement describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's Cash and Cash Equivalents include investments which are quoted daily. The fair value measurement at December 31, 2008 is summarized by the following levels:

	Level 1	Level 2	Level 3
Cash equivalents	$ 469,765	$ -	$ -

END